FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For November 29, 2018
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

THE ROYAL BANK OF SCOTLAND GROUP PLC

Redemption of Non-Cumulative Dollar Preference Shares, Series S

29 November 2018

The Royal Bank of Scotland Group plc ("RBSG") has given notice to holders of the redemption in whole of its Series S Non-Cumulative Dollar Preference Shares (the "Preference Shares").

The Preference Shares will cease to accrue dividends and shall be cancelled and all unmatured dividend coupons and talons (if any) shall become void for any purpose, as from the relevant redemption date.

The Preference Shares will cease to trade on the New York Stock Exchange from the Redemption Date (as defined below).

The redemption amount with respect to the Preference Shares shall be paid out of distributable reserves of RBSG.

Redemption of USD Preference Shares

Redemption on 31 December 2018 (the "Redemption Date"), in whole, of the Non-cumulative USD Preference Shares Series S (ADS CUSIP: 780097739 ADS ISIN: US7800977396), amount outstanding US$661,226,000.00 and the corresponding American Depositary Shares ("ADSs"), at the redemption price of US$25.00 per Preference Share and per ADS, plus accrued dividends for the current dividend period to the Redemption Date, which dividend shall equal US$0.412500 per Preference Share.

On the Redemption Date, the depositary for the American depositary receipts evidencing the ADSs will redeem the number of ADSs corresponding to the Preference Shares being redeemed at a price per ADS equal to the per share amount received by the depositary upon redemption of the Preference Shares. As from the Redemption Date, the holders of the ADSs representing the Preference Shares will, upon surrender of the ADSs, be entitled to receive funds deposited with The Bank of New York Mellon as depositary with respect to the Preference Shares, without interest.

Holders of the ADSs should read the notice relating to the redemption of the Preference Shares and Letter of Transmittal included in such notice for information on the actions that they need to undertake to receive the redemption proceeds.

For further information and copies of the notice and Letter of Transmittal, please contact The Bank of New York Mellon (depositary) at telephone number 1 866 241 9317; international callers may telephone +001 201 680 6825.

The Royal Bank of Scotland Group plc:
Scott Forrest
Head of RBS Debt Capital Markets & Capital Strategy
Tel: +44 131 626 1329

MAR

This announcement contains information that qualified or may have qualified as inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) 596/2014 (MAR). For the purposes of MAR and Article 2 of Commission Implementing Regulation (EU) 2016/1055, this announcement is made by Scott Forrest, Head of RBS Debt Capital Markets & Capital Strategy for The Royal Bank of Scotland Group.

The Royal Bank of Scotland Group plc 2138005O9XJIJN4JPN90

Date: 29 November 2018

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary